$[●] 15-Year Callable LIBOR Range Accrual Notes Linked to the 6-Month USD LIBOR	Filed Pursuant to Rule 433 Registration No. 333-133007 February 25, 2008 FREE WRITING PROSPECTUS (To the Prospectus dated April 5, 2006, and the Prospectus Supplement dated October 12, 2007)

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are 100% principal protected, and you will not lose any of your principal if you hold the notes to maturity.

•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	March 3, 2008
•	Pricing Date:	March 3, 2008
•	Original Issue Date:	March 6, 2008
•	Maturity Date:	March 6, 2023, or if such day is not a business day, the next following business day.
•	Payment at Maturity:
At maturity, whether scheduled or upon the exercising of the call right, the amount you will receive for each note will be equal to 100% of the principal amount of the note. Since the maturity date is also the final interest payment date, you will also receive the final interest, if any, on the maturity date as described below.

•	Issue Price:	100% of the principal amount.
•	Interest:
On each interest payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (i) $1,000 multiplied by (ii) 9.20% per annum multiplied by (iii) the quotient of the accrual days in the relevant interest calculation period divided by the period days in the relevant interest calculation period, calculated on the day count basis (the “Accrual Quotient”). If the accrual quotient is equal to zero with respect to any interest payment date, no interest will be paid on such interest payment date.

•	Accrual Days:	The number of calendar days in the relevant interest calculation period on which the reference rate as of such day is within the accrual range.
•	Accrual Range:	0.00% to 6.50%, inclusive.
•	Period Days:	The total number of calendar days in the relevant interest calculation period.
•	Day Count Basis:	30/360, unadjusted.
•	Interest Payment Date:
Quarterly on the 6th of June, the 6th of September, the 6th of December and the 6th of March, commencing on June 6, 2008, and ending on, and including, the maturity date; provided that in each case if such date is not a business day then the next following business day shall be the interest payment date.

•	Reference Rate:
As for any date of determination, the London interbank offered rate (British Banker’s Association) for deposits in U.S. dollars for a period of six months commencing as of such date (the “6-Month USD LIBOR”). The reference rate for any date of determination shall be set at 11:00 am London time, using the rate published on Reuters page LIBOR01 at such time. If the reference rate does not appear on Reuters page LIBOR01 on such date, the rate shall be determined by the calculation agent. The reference rate for any day that is not a London business day will be the reference rate for the immediately preceding London business day; provided that the reference rate determined five London business days prior to an interest payment date will apply for each day in the period from such date of determination to but excluding the relevant interest payment date.

•	Date of Determination:	Each London business day beginning on the trade date and ending on and excluding the maturity date.
•	Interest Calculation Period:
The period commencing on and including the original issue date to but excluding the first interest payment date, and each subsequent period from and including an interest payment date to but excluding the following interest payment date.

•	Business Day:	Any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in the city of New York, New York are authorized or obligated by law or executive order to be closed.
•	London Business Day	Any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions in the city of London, England are authorized or obligated by law or executive order to be closed.
•	Payment at Maturity:	100% of the principal amount.
•	Form of notes:	Book-Entry.
•	CUSIP and ISIN:	4042K0KJ3 and [●].
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
•	Call Right:	HSBC may, at its option, redeem the notes in whole, but not in part, on each call date with not less than 5 business days prior notice, as provided herein.
•	Call Dates:	Each interest payment date.
•	Agent’s Discount:	[TBD]

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement, prospectus addendum and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

February 25, 2008

SUMMARY

General Terms

This free writing prospectus relates to a note offering linked to a range of the reference rate identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a range of the reference rate identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the range of the reference rate or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

At maturity, whether scheduled or upon the exercising of the call right, the amount you will receive for each note will be equal to 100% of the principal amount of the note. Since the maturity date is also the final interest payment date, you will also receive the final interest, if any, on the maturity date as described below.

Interest

On each interest payment date, for each $1,000 principal amount of notes, you will be paid an amount equal to the product of (i) $1,000 multiplied by (ii) 9.20% per annum multiplied by (iii) the accrual quotient

• “Accrual Days” means the number of calendar days in the relevant interest calculation period on which the reference rate as of such day is within the accrual range; and

• “Accrual Quotient” means the quotient of the accrual days in the relevant interest calculation period divided by the period days in the relevant interest calculation period, calculated on a day count basis.

“Period Days” means the total number of calendar days in the relevant interest calculation period.

The “interest calculation period” is the period commencing on and including the original issue date to but excluding the first interest payment date, and each subsequent period from and including an interest payment date to but excluding the following interest payment date.

An “interest payment date” is each of the 6th of June, the 6th of September, the 6th of December and the 6th of March, commencing on June 6, 2008, and ending on, and including, the maturity date; provided that in each case if such date is not a business day then the next following business day.

The “reference rate” means, as for any date of determination, the London interbank offered rate (British Banker’s Association) for deposits in U.S. dollars for a period of one month commencing as of such date (the “1-Month USD LIBOR”). The reference rate for any date of determination shall be set at 11:00am London time, using the rate published on Reuters page LIBOR01 at such time. If the reference rate does not appear on Reuters page LIBOR01 on such date, the rate shall be determined by the calculation agent. The reference rate for any day that is not a London business day will be the reference rate for the immediately preceding London business day; provided that the reference rate determined five London business days prior to an interest payment date will apply for each day in the period from such date of determination to but excluding the relevant interest payment date.

The interest will be payable on each interest payment date in arrears.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Call Right

HSBC may, at its option, redeem the notes in whole, but not in part, on each call date (as described on the cover page) with not less than 5 business days prior notice, at a price equal to 100% of the initial principal amount of the notes. If the we elect to exercise the call right, you will also receive the interest payable on such call date. No further interest payments will be made after we exercise the call right. If the call right is exercised, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed.

A holder of the notes has no ability to put its notes prior to the maturity date.

Calculation Agent

HSBC or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference rate. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”;

•	“— Additional Risks Relating to Notes With a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Amount of Interest Payable On The Notes will Vary and May be Zero

Because 6-Month USD LIBOR is a floating rate, the reference rate will fluctuate. The level of the reference rate is impossible to predict and historical levels of such rate do not guarantee future levels. Therefore, investors should realize that there is no guarantee that the reference rate will remain within the accrual range. Commencing on the issue date, investors will not earn interest on any calendar day on which the reference rate falls outside the accrual range. Thus, the notes are suitable for investors who believe that the reference rate will remain within the accrual range.

The Notes May Be Called At Our Option, Which Limits Your Ability To Accrue Interest Over The Full Term Of The Notes.

We may exercise the call right on any call date, with 5 days written notice, during the term of the notes. If the reference rate remains within the accrual range, the likelihood of the notes being redeemed by the issuer pursuant to the issuer call right would increase. In the event that we exercise the call right, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date we redeem the notes pursuant to the call right. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Levels Of The Reference Rate Will Affect Our Decision To Call The Notes.

It is more likely that we will redeem the notes by exercising the call right prior to the maturity date if the reference rate is within the accrual range, resulting in interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security which we issued of comparable maturity, thus cutting off your right to receive further payments of interest. If we exercise the call right prior to the maturity date, you may not be able to invest in other securities with similar level of risk that yield as much interest as the notes.

The Notes Are Only Appropriate For Certain Investors.

The notes are designed for investors who want to protect their investment and possibly receive a quarterly floating coupon for the term of the notes. Investors should realize that receipt of only 100% of the initial principal amount of the notes plus the coupons, if any, may not compensate you for the opportunity cost implied by inflation and other factors relating to the time value of money.

Principal Protection Only At Maturity Or Upon Redemption.

The notes are principal protected only if you hold your notes until the stated maturity date. You should be aware that if you sell your notes in the secondary market you will not receive principal protection on the notes sold and you may receive less than 100% of the principal amount of your notes.

The Trading Value Of The Notes Is Influenced By Unpredictable Factors.

We believe that the value of the notes prior to maturity will depend on various factors that interrelate in complex ways. The effect of one factor may offset or magnify a change in the trading value of the notes caused by another factor. The price at which you will be able to sell the notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, based upon one or more of the factors described below. The following paragraphs describe the expected impact on the trading value of the notes given a change in a specific factor, assuming all other conditions remain constant.

The Reference Rate. We expect the trading value of the notes at any time may be affected by changes in the reference rate. For example, a change in the reference rate causing it to move outside of the accrual range could cause a decrease in trading value of the notes because no interest will be payable on the notes if the reference rate is not within the accrual range. Conversely, a decrease/change in the reference rate causing it to move inside of the accrual range may cause an increase in the trading value of the notes because interest will be payable. However, if the reference rate remains within the accrual range, the likelihood of the notes being redeemed by the issuer pursuant to the issuer call right would increase.

Early Redemption Feature. Our ability to redeem the notes early by exercising the call right prior to the maturity date is likely to limit the trading value of the notes.

Every Calendar Day During The Term Of The Notes Will Be Used In Determining Any Interest Payable To You.

On each calendar day, beginning on the original issue date and ending on the maturity date, the level of the reference rate for that day will be used to determine if such day is an accrual day. The reference rate for a day that is not a business day will be the reference rate for the immediately preceding business day; provided that the reference rate determined five business days prior to the interest payment date will apply for each day in the period from such date of determination to but excluding the relevant interest payment date.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the notes as variable rate debt instruments and U.S. holders as recognizing interest paid on a note as ordinary interest income at the time the U.S. holder accrues or receives the coupon payments in accordance with the U.S. holder’s normal method of accounting for tax purposes. Pursuant to the terms of the notes, you agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the prospectus supplement.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in “Description of the Notes — Payment at Maturity” in this free writing prospectus. In that case, the London business day preceding the date of acceleration will be used as the final date of determination.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $[●] 15-Year Callable LIBOR Range Accrual Notes Linked to the 6-Month USD LIBOR February 25, 2008 FREE WRITING PROSPECTUS
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TABLE OF CONTENTS
Free Writing Prospectus
Summary	2
Risk Factors	4
Certain U.S. Federal Income Tax Considerations	6
Certain ERISA Considerations	6
Events of Default and Acceleration	6

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-51

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59